As filed with the Securities and Exchange Commission on January 8, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of December 2003
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

METRO INTERNATIONAL SA

(Translation of registrant’s name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

FINANCIAL CALENDAR

Metro International S.A. (“Metro”), the international newspaper group, today announced the following preliminary dates for the release of its quarterly results statements and the Annual General Meeting in 2004:

Q4 2003 and Full Year Report	11 February 2004
Q1 2004 Interim Report	21 April 2004
Q2 2004 Interim Report	4 August 2004
Q3 2004 Interim Report	20 October 2004
Annual General Meeting (Luxembourg)	25 May 2004

For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Törnberg, President & CEO
tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations
tel: +44 (0) 20 7321 5010

Metro is the world’s largest newspaper, publishing and distributing 28 Metro editions in 16 countries in Europe, North & South America and Asia. Metro attracts more than 12 million daily readers in over 50 cities around the world with an easy to read combination of headline local and international news and information. Metro International S.A. ‘A’ and ‘B’ shares are listed on the Stockholmsbörsen ‘O-List’ and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities

Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Anders Fullman Name: Anders Fullman Title: Vice President of Metro International SA

Date: January 8, 2004